# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: StageWise Strategies Corp., CIK 0001999261
CUSIP: 85254A101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 64/2 Mahtumquli Street, Yashnobod District, Tashkent, Uzbekistan (2K), 100000
Date of event which requires filing of this statement: 07/17/2026
Filed by CIK 0002140692
Persons authorized to receive notices and communications: Jakhongir Abidovich Artikkhodj, 64/2 Mahtumquli Street, Yashnobod District, Tashkent, Uzbekistan (2K), 100000, 998 97 750 66 60

## Reporting persons
- Jakhongir Abidovich Artikkhodjaev (CIK 0002140692): type of reporting person: individual (IN); citizenship or place of organization: Uzbekistan (2K); source of funds: personal funds (PF); sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (79.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: StageWise Strategies Corp.
Address of issuer's principal executive offices: 64/2 Mahtumquli Street, Yashnobod District, Tashkent, Uzbekistan (2K), 100000

## Item 2. Identity and Background
Name of person filing: Jakhongir Abidovich Artikkhodjaev (the "Reporting Person").
Residence or business address: 64/2 Mahtumquli Street, Yashnobod District, Tashkent 100000 Uzbekistan
Present principal occupation or employment: The Reporting Person is the founder and principal shareholder of Tourism and Entertainment Group ("TEG"), a Uzbekistan holding company, which has a principal business address of 64/2 Mahtumquli Street, Yashnobod District, Tashkent 100000 Uzbekistan.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Uzbekistan.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: To the extent required by Item 3, the information contained in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On July 17, 2026 (the "Closing Date"), the Reporting Person, completed the purchase of 1,000,000 shares of Common Stock of the Issuer for an aggregate purchase price of $250,000 of his own personal funds. The Reporting Person made this investment to provide the Issuer with funds for the operation of its business.

While the Reporting Person may, in the future, either directly or indirectly, cause the Issuer to enter into a transaction involving a future acquisition of a compatible business, which could result in his acquiring, either directly or indirectly, additional shares of the Issuer's common stock, the Reporting Person does not currently have any contracts, arrangements or understandings for the consummation of any such transaction.

Except as otherwise described in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board except as may be required for the Issuer to comply with exchange listing requirements with respect to the number of independent directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of this Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in the facing pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Person is incorporated by reference into this Item 5. As a result of the purchase of the shares described herein, the Reporting Person's aggregate percentage of beneficial ownership increased from approximately 74.2 % to 79.8% of the Issuer's shares of common stock issued and outstanding, based on 5,044,334 shares of common stock issued and outstanding immediately after the issuance of the 1,000,000 shares of common stock to the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Person has not engaged in any transaction involving the shares of common stock of the Issuer since the most recent filing on Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from, the sale of the shares of common stock reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Except as described in this Item 6 and otherwise described in this Schedule 13D, the Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the shares of common stock of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibits

Share Subscription Agreement, dated as of June 30, 2026, by and between the Reporting Person and the Issuer. (Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on July 7, 2026)

## Signatures
- Jakhongir Abidovich Artikkhodjaev: /s/ Jakhongir Abidovich Artikkhodjaev, Jakhongir Abidovich Artikkhodjaev, Individual (07/21/2026)